One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHANIE CAPISTRON Stephanie.Capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

June 18, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 47

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Rebecca Marquigny of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 47 to the Registrant’s registration statement on Form N-1A.

PEA No. 47 was filed for the purpose of registering shares of Harbor AlphaEdge Small Cap Earners ETF (the “Fund”), a new series of the Registrant. Note that the Fund was previously named “Harbor Small Cap Earners ETF” but has been renamed “Harbor AlphaEdge Small Cap Earners ETF.”

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 47.

COMMENT 1:

(Cover Page – Ticker Symbol)

The ticker symbol, EBIT, does not have any record in EDGAR as being associated with the Class ID. Please supplementally confirm that the EDGAR record will reflect what is on the cover page.

Response:	The Registrant confirms that EDGAR will be updated accordingly.

COMMENT 2:	(Principal Investment Strategy)

June 18, 2024 Page 2

Please provide the white paper itself and a sample list of the top ten holdings, including company name, percentage of the Index, and a brief explanation of the objective criteria supporting its inclusion in the Index.

Response:

The Registrant has filed the white paper as an exhibit to this letter. The Registrant has attached the sample list of the top ten holdings in Appendix A to this letter. The Registrant describes the criteria for inclusion in the Index and rationale for the Index Provider’s profitability definition in the responses to Comments 8 and 9 below. The Registrant notes that all of the holdings listed are included in the Index Universe and meet the Index Provider’s profitability definition.

COMMENT 3:	(Investment Objective) Please replace the word “correspond” with the word “track,” or supplementally explain why that would not be correct and why the substitution would be inappropriate.

Response:

The Registrant respectfully declines to replace “correspond” with “track” as the Registrant believes “correspond” is more consistent with the Fund’s investment objective and principal investment strategy and is consistent with how other index funds, including other Harbor index funds, set forth their investment objectives.

COMMENT 4:

(Fee and Expense Example Tables)

Please provide the completed fee and expense example tables. Supplementally explain how the Fund calculated the expense examples and determined the estimates to be reasonable.

Response:	The Registrant has attached the completed “Annual Fund Operating Expenses” and “Expense Example” tables in Appendix B to this letter.

June 18, 2024 Page 3

Instruction 6(a) to Item 3 of Form N-1A provides that a new fund should “[b]ase the percentages expressed in ‘Annual Fund Operating Expenses’ on payments that will be made, but include in expenses, amounts that will be incurred without reduction for expense reimbursement or fee waiver arrangements, estimating amounts of ‘Other Expenses.’” Given that the Fund will have a unitary fee structure pursuant to which the Advisor bears the operating expenses of the Fund, with limited exceptions, the Registrant believes its estimate of 0.00% for Other Expenses is reasonable.

COMMENT 5:	(Principal Investment Strategy) Please clarify that “an indexing investment approach” means the Fund is passively managed. Describe the kind of performance that the Fund tracks more specifically.

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“The Fund employs an indexing (or ‘passive’) investment approach designed to track the performance of the Index, which is constructed by Harbor Capital Advisors, Inc. (“Harbor Capital,” the “Advisor” or the “Index Provider”) in accordance with a proprietary, rules-based methodology. The Fund invests at least 80% of its total assets in securities that are included in the Index. The Index is designed to deliver exposure to equity securities of small cap U.S. companies that are profitable, or “small cap earners,” based on ~~a profitability weighting schema produced by Harbor Capital Advisors, Inc. (“Harbor Capital”, the “Advisor” or the “Index Provider”)~~the Index Provider’s methodology.”

COMMENT 6:	(Principal Investment Strategy)

June 18, 2024 Page 4

Please insert the word “directly” between “assets” and “in securities,” or supplementally explain why that would not be correct and why the substitution would be inappropriate. If your response above is that the addition of the word “directly” is inappropriate, please clearly identify what type of instruments are used to obtain indirect exposure to the Index.

Response:

The Registrant respectfully notes that the addition of “directly” is unnecessary as the disclosure states that “[t]he Fund invests at least 80% of its total assets in securities that are included in the Index” and does not indicate that indirect exposure will count toward the 80% test. The Registrant notes that it is not its standard practice to include “direct” whenever it sets forth an investment restriction. Accordingly, the Registrant respectfully declines to make the proposed change, but supplementally confirms that only direct investments in securities included in the Index will count toward the 80% test.

COMMENT 7:	(Principal Investment Strategy) Please clarify how the Fund defines “U.S. companies.”

Response:

The Registrant defines “U.S. companies” according to the criteria used to determine what is a “U.S. company” for purposes of inclusion in the Russell 2000® Index.

The Registrant has added the following disclosure:

“The Index Provider determines whether an issuer is a U.S. issuer by reference to the Russell 2000® Index methodology. For purposes of that methodology, an issuer is deemed to be a U.S. issuer if it is incorporated in, has a stated headquarters in, and trades in the U.S.; if any of these do not match, the methodology provides for consideration of certain additional factors.”

June 18, 2024 Page 5

COMMENT 8:

(Principal Investment Strategy)

Please explain in plain English what is meant by “small cap earners” and the basic schema referenced in the first paragraph of the Principal Investment Strategy. Investors should be able to easily understand what the Index does, why it does it, and the investment exposure it provides.

Response:

Please see the Registrant’s response to Comment 5 above. In addition, the Registrant has revised the second paragraph and beginning of the third paragraph as follows:

“Constituents of the Russell 2000® Index, which intends to track the performance of 2,000 U.S. small-cap equities, including ~~American depositary receipts and~~ real estate investment trusts (“REITs”), based on free float market capitalization at the time of Index reconstitution are eligible for inclusion in the Index (the “Index Universe”). All companies in the Index Universe that are “profitable” at the time of the Index reconstitution based on the Index Provider’s methodology are included in the Index. The Index Provider uses operating margin (defined as operating profit divided by sales) to determine profitability. Specifically, the Index Provider considers a company to be profitable where it meets ~~Included in the Index is each company in the Index Universe meeting~~ both of the following profitability criteria ~~at the time of Index reconstitution~~: (1) median trailing 12-month operating margin ~~(defined as operating profit divided by sales)~~ over the prior 12 quarters greater than or equal to 1%; and (2) aggregate operating margin over the prior 12 quarters greater than or equal to 1%. Each Index constituent is weighted by profitability relative to other Index constituents over the trailing three-year period ~~based on Harbor Capital’s profitability weighting schema~~. As of ~~January~~May 31, 2024, the largest market capitalization in the Index Universe was $45.4 billion and the median market capitalization in the Index Universe was $919 million ~~market capitalization range of the Index Universe was approximately $[ ] million to $[ ] billion, with a median market capitalization of $[ ] million~~. The market capitalization range of the Index Universe is expected to change frequently.

June 18, 2024 Page 6

The Index has been created by Harbor Capital and is calculated, published and distributed by Solactive AG (“Solactive”). The Index is reconstituted and rebalanced twice annually ~~to Harbor Capital’s relative profitability weighting schema~~in accordance with the methodology. ~~The Fund will be reconstituted and rebalanced following the same schedule as the Index~~. The Fund may concentrate its investments in a particular sector, industry or group of industries from time to time to approximately the same extent that the Index concentrates in a sector, industry or group of industries, or as is otherwise necessary to track the performance of the Index. As of the date of this Prospectus, the Index is not concentrated in any sector, industry or group of industries. The components of the Index, including the number of components and the degree to which these components represent certain sectors, industries, or groups of industries may change over time.”

COMMENT 9:

(Principal Investment Strategy)

Please clearly explain what the operating margin is and is not, in terms of a company’s earnings. Explain why the Fund believes calling the constituents “earners” is appropriate and tell the Staff what percentage of the portfolio reports net income based on GAAP. Consider the need for revised risk disclosure based on this response.

Response:

Please see the response to Comment 8 above. The Index Provider utilizes operating margin (operating profit divided by sales) to measure profitability. Operating margin does not include interest, taxes or certain extraordinary or one-time items, but does include interest income for banks and funds from operations for REITs. The Index Provider believes that operating income is an appropriate reflection of companies’ core earnings and therefore is an appropriate profitability measure.

June 18, 2024 Page 7

The Registrant considers Index constituents to be “earners” for purposes of the Fund because they meet the Index Provider’s criteria for profitability. The Registrant believes that its revised risk disclosure as set forth in response to Comment 18 appropriately addresses the fact that others might use other definitions of profitability. The Registrant supplementally notes that, based on a list of anticipated Index constituents as of a recent date, all Index constituents reported GAAP earnings.

COMMENT 10:

(Principal Investment Strategy)

If ADRs and REITs are not principally represented in the Russell 2000 Index from which constituents will be drawn, please consider whether it is more appropriate to identify these specific instruments less prominently in the prospectus (e.g., Item 9).

Response:	The Registrant has removed the references to ADRs from the disclosures. The Registrant has retained references to REITs given that REITs are included in the Index Universe.

COMMENT 11:

(Principal Investment Strategy)

Harbor Capital is identified as the Fund’s Advisor and the Index Provider. Given that the Index Provider is an affiliate of the Fund, the Staff believes that the Fund cannot rely on the First Australia Fund No Action Letter (July 29, 1999) (“First Australia”) to concentrate in the manner disclosed. Accordingly, please remove all statements indicating the Fund will concentrate to the same extent as the index it tracks.

Response:

While the Fund does not intend to rely on First Australia for the purpose of its concentration policy, the Registrant believes that the Fund’s concentration policy is consistent with Section 8(b)(1) of the Investment

June 18, 2024 Page 8

Company Act of 1940, as amended (the “1940 Act”), and applicable Staff interpretations of such section, including in First Australia. Section 8(b)(1) requires a fund to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a fund is concentrated if it invests more than 25% of the value of its assets in any one industry1). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.[2] First Australia further explains, in pertinent part, that:

To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments…by setting clear, objective limitations on the manager’s ability to freely concentrate in an industry. (footnotes omitted).

The Registrant believes that the Fund’s concentration policy is consistent with the guidance referenced above. Given that the Fund is an index-tracking, passively managed ETF, the Advisor, in its capacity as such, has no discretion to make concentration determinations for the Fund (except to the extent necessary to track the Index). In addition, even though the Index Provider is also the Advisor, the personnel of the Advisor who are responsible for the day-to-day portfolio management of the Fund have no discretion over the construction of the Index. The Index is rules-based and has been designed to operate strictly in accordance with its stated methodology. The Fund’s portfolio managers have no authority to change the Index’s methodology. The Index is

1 See Investment Company Act Rel. No. 9011 (Oct. 30, 1975).

2 Id.

June 18, 2024 Page 9

calculated and published by Solactive AG, an independent third party. The Advisor has implemented and maintains an information barrier around personnel who have access to information concerning changes and adjustments to the Index, which is intended to prevent any inappropriate dissemination of Index information to Advisor personnel that have portfolio management responsibilities for the Fund.

We further note that the Fund’s concentration policy is similar to those of other index-tracking ETFs for which the advisor also serves as the index provider. For the foregoing reasons, we believe that the Fund’s concentration policy complies with Section 8(b)(1) of the 1940 Act.

COMMENT 12:

(Principal Investment Strategy)

The Fund’s Index selection description provides criteria that appear to be rules based and non-discretionary. However, the overall strategy description does not provide the context necessary to support an informed investment decision. Please revise the second Principal Investment Strategy paragraph to give readers a more functional understanding of what “a profitability weighting schema” is, why the Advisor’s criteria are profitability indicators, and how the resulting calculation produces a narrower portfolio of “small cap earners” demonstrating a yield consistent with the intended performance of a small cap earners index. Finally, the revised disclosure should explain industry terminology in practical, concrete terms investors can understand.

Response:	Please see the Registrant’s response to Comment 8 above.

COMMENT 13:	(Principal Investment Strategy) With respect to the underlying Index, please disclose the number of securities the Fund anticipates in the Index. If the number of securities

June 18, 2024 Page 10

will change, please disclose the potential range, along with any heavy sector exposure or concentrations. Pick a date closer to the effective date for the capitalization range.

Response:

The Registrant notes that the following is included in the Item 9 strategy disclosure:

“The Index typically includes approximately 1000-1400 companies.”

In addition, the following is included in the Item 4 strategy disclosure:

“As of the date of this Prospectus, the Index is not concentrated in any sector, industry or group of industries.”

Please also see the revisions set forth in response to Comment 8 above, including updated market capitalization disclosure. The Registrant notes that the Russell 2000® Index will undergo its annual reconstitution at the end of June, at which time the market capitalization is expected to change.

COMMENT 14:

(Principal Investment Strategy)

Please describe the rebalancing and reconstituting processes in greater detail and identify the entity responsible for each step. Please supplementally highlight facts and circumstances describing discretionary decisions impacting the outcome of reconstitution or rebalancing. Indicate whether the decision is made by Solactive or Harbor Capital, and, in general terms, describe the outcome.

Response:

Please see the revisions made in response to Comment 8 above. The Registrant notes that the Index methodology is rules-based and does not incorporate discretionary decisions. Accordingly, the Registrant believes that the current disclosure regarding the Advisor’s role as Index Provider and Solactive’s role as calculation agent is appropriate.

June 18, 2024 Page 11

COMMENT 15:	(Principal Investment Strategy)

The final Principal Investment Strategy paragraph is somewhat confusing. The first half of the paragraph describes a representative sampling strategy consistent with investor expectations of a passively managed index fund. However, the rest of the paragraph describes an active management strategy in which the Advisor monitors Fund performance and engages in purchase and sale transactions to adjust the composition of the Fund’s portfolio on an ongoing basis. Unequivocally identify the Fund as a passively managed index fund or a fund that is actively managed to track the performance of the Advisor’s bespoke Index.

Response:	The Registrant has incorporated this comment by revising the disclosure as follows:

“The Fund employs an indexing (or ‘passive’) investment approach designed to track the performance of the Index . . . There also may be instances in which the Advisor may choose to underweight or overweight a security in the Index, purchase securities not in the Index that the Advisor believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in ~~seeking to replicate as closely as possible, before fees and expenses, the performance of the Index~~ accordance with the Fund’s overall strategy as a passively managed index fund.”

COMMENT 16:

(Principal Risks - Small Cap Risk)

Given that the Fund’s strategy is to track performance of the Index, please consider revising the last sentence of the “Small Cap Risk” disclosure in terms of underperforming the reference Index, rather than generally underperforming mid or large cap stocks.

June 18, 2024 Page 12

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

Small Cap Risk: The Fund’s performance may be more volatile because it invests primarily in issuers that are smaller companies. Smaller companies may have limited product lines, markets and financial resources. Securities of smaller companies are usually less stable in price and less liquid than those of larger, more established companies. Additionally, small cap stocks may fall out of favor relative to mid or large cap stocks, which may cause the Fund to underperform other equity funds that focus on mid or large cap stocks. In addition, the Index’s focus on “profitable” companies may cause the Fund to underperform the broader Index Universe.

COMMENT 17:

(Principal Risks – Index Tracking Risk)

The “Index Tracking Risk” disclosure refers to “differences between the securities held in the Fund’s portfolio and those included in the Index, pricing differences (including, as applicable, differences between a security’s price at the local market close and the Fund’s valuation of a security at the time of calculation of the Fund’s NAV).” However, the reference Index limits exposure to “equity securities of U.S. companies.” Please delete the tracking error sentence highlighting price tracking issues caused by differences in operation hours across foreign domestic trading markets.

Response:	The Registrant has incorporated this comment by revising the disclosure as follows:

June 18, 2024 Page 13

“For example, tracking error may occur because of differences between the securities held in the Fund’s portfolio and the Index constituents, ~~pricing differences (including, as applicable, differences between a security’s price at the local market close and the Fund’s valuation of a security at the time of calculation of the Fund’s NAV),~~ transaction costs incurred by the Fund, or the Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest.”

COMMENT 18:

(Principal Risks – Index Construction Risk)

The Index Construction Risk disclosure states that “[t]he Index Provider selects companies for the Index based on a proprietary methodology . . . The Index Provider’s assessment of a company may differ from that of another investor or investment manager.” Please reconcile this language with the position that the Index is rules-based and can be calculated independently by Solactive.

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“The Index Provider ~~selects~~ identifies companies for the Index based on a proprietary methodology . . . ~~The Index Provider’s assessment of a company may differ from that of another investor or investment manager.~~ The assessment of a company under the Index methodology may differ from other methodologies or market participants.”

COMMENT 19:	(Principal Risks – Cash Transactions Risk) Please provide disclosure in the Principal Investment Strategy that provides the basis and support for this risk.

June 18, 2024 Page 14

Response:

The Registrant respectfully declines to include cash transactions disclosure in the Fund’s Principal Investment Strategy. The Registrant notes that this is a feature of the Fund’s creation and redemption process, rather than the investment strategy, and therefore the Registrant believes the disclosure is appropriately located.

COMMENT 20:

(Principal Risks – Concentration Risk)

Given that the Index Provider and Advisor are the same entity, please delete this risk. If the Fund anticipates that the Fund’s holdings will emphasize a particular industry or sector, please identify the relevant sector or industry in the Principal Investment Strategy and substitute a specific sector risk summary for this risk.

Response:	Please see the Registrant’s response to Comment 11 above.

COMMENT 21:

(Principal Risks – Depository Receipts Risk)

The Staff notes that the constituents of the Index will be a subset of the constituents of the Russell 2000 Index, which is limited to equity securities of U.S. companies. If the issuers of the Index constituents will all be U.S. companies, why will the Fund rely principally on depository receipts evidencing ownership of shares of a foreign issuer to achieve its investment objective? Please delete the depository receipts references in both the strategy and risk sections.

Response:	The Registrant has removed the “Depositary Receipts Risk” disclosure and related strategy disclosures.

COMMENT 22:	(Additional Information about the Fund’s Investments – Investment Objective) Please clarify the title of the underlying Index.

June 18, 2024 Page 15

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“The Fund seeks to provide investment results that correspond, before fees and expenses, to the performance of the ~~Human~~ Harbor AlphaEdge™ Small Cap Earners Index (the ‘Index’).”

COMMENT 23:

(Indexing and Index Description – Representative Sampling Strategy)

The Fund’s description of the representative sampling strategy sounds like the Fund will invest in securities that resemble those in the Index but are not those in the Index. If true, please confirm that securities that merely resemble those in the Index will not be included in the calculation determining compliance with the Fund’s 80% requirement.

Response:	The Registrant confirms that any investment in securities resembling those in the Index but which are not included in the Index will not count toward the Fund’s 80% requirement.

COMMENT 24:

(Indexing and Index Description – Representative Sampling Strategy)

The Fund’s disclosure states that “[t]he Fund may also, in order to comply with the tax diversification requirements of the Internal Revenue Code of 1986, as amended (‘Internal Revenue Code’), temporarily invest in securities not included in the Index that are expected to be highly correlated with the securities included in the Index.” Please explain who will make these selective additions and the selection criteria that will apply.

June 18, 2024 Page 16

Response:

The Registrant notes that the Advisor would be responsible for making these investment decisions but would do so with the overall objective of seeking to track the Index. As noted above, such investments would not count toward the 80% requirement.

COMMENT 25:

(Indexing and Index Description – Representative Sampling Strategy)

The Fund’s disclosure states that “[t]he Fund reserves the right to substitute a different index for the Index if the Index is discontinued or for any other reason determined in good faith by the Board of Trustees.” Since the Advisor is the Index Provider, how would the Fund determine that substitution is appropriate? What criteria would apply to the replacement index? Add clarifying disclosure to the prospectus and delete the phrase “. . . or for any other reason determined in good faith by the Board of Trustees.” Supplementally explain the intent behind that language. The Staff may have further comments.

Response:

The Registrant respectfully believes the existing disclosure is adequate. The purpose of the disclosure is to put shareholders on notice that the underlying index could change in the future, similar to the ability of any fund with a non-fundamental investment objective to change its investment objective in the future without shareholder approval. The Registrant does not believe it is necessary or appropriate to identify specific criteria that would apply to a replacement index at this time. Rather, any proposal to change the underlying index would be evaluated by the Trustees in accordance with their fiduciary duties based on the facts and circumstances as they exist at the time of the proposal. Accordingly, the Registrant respectfully declines to make changes to the disclosure.

COMMENT 26:	(Indexing and Index Description – The Harbor Small Cap Earners Index)

June 18, 2024 Page 17

The Fund’s disclosure states that “[s]hares of certain issuers may be excluded from the Index Universe based on impending corporate actions or certain other events anticipated to have a material impact on the shares.” Describe the criteria that the Index Provider/Advisor applies to identify these excluded issuers. If the status of an issuer is already represented in the Index changes, does this trigger an off-cycle reconstitution of the Index? The statement that “[t]he Index Provider may . . . delay or cancel . . . the implementation of certain rules at its sole discretion” is vague and its impact unclear. Please restate its purpose and meaning explicitly.

Response:

The Registrant believes that the disclosure regarding exclusion of issuers from the Index Universe based on impending corporate actions provides an appropriate level of detail given the overall significance of such exclusions to the Index methodology. The Registrant notes that Solactive is responsible for applying such exclusions, consistent with its approach for numerous indices. The Registrant further notes that if the status of an issuer represented in the Index changes as a result of a corporate action, Solactive is responsible for making the appropriate adjustment at the time of the corporate action. If, however, an issuer no longer met the profitability definition, this would not be reflected in the Index until the next Index reconstitution.

With respect to the ability to delay or cancel a reconstitution or the implementation of certain rules, the Registrant has revised the disclosure as follows:

“The Index is normally reconstituted and rebalanced twice annually. The Index Provider may carry out additional ad hoc index rebalances or delay or cancel a scheduled reconstitution of the Index or the implementation of certain rules at its sole discretion (for example, in the event of unusual market conditions or other unforeseen circumstances).”

June 18, 2024 Page 18

The Registrant further notes that its “Index Strategy Risk” disclosure provides as follows:

“Unusual market conditions or other unforeseen circumstances (such as natural disasters, pandemics, political unrest or war) may impact the Index Provider and could cause the Index Provider to change the rebalance schedule of the Index. This could cause the Index to vary from its normal or expected composition. Apart from scheduled rebalances, the Index Provider or its agents may carry out additional ad hoc rebalances to the Index due to reaching certain weighting constraints, unusual market conditions or corporate events or, for example, to correct an error in the selection of index constituents.”

The Registrant believes that the foregoing disclosure provides sufficient detail regarding changes to the rebalance schedule and the related risks.

COMMENT 27:	(Indexing and Index Description – The Harbor Small Cap Earners Index) Please delete the words “in general” or disclose the specific exceptions.

Response:

The Registrant respectfully declines to make the proposed change. Generally, changes will only be made between reconstitution dates due to corporate actions, but there could be other circumstances (e.g., to correct an index error, as noted above) and it is impossible to foresee all such circumstances in advance. Accordingly, the Registrant believes that the current disclosure is appropriate.

COMMENT 28:	(Principal Investments – Equity Securities)

June 18, 2024 Page 19

Will the Fund principally invest in other ETFs? If so, disclose this in the Principal Investment Strategy and explain how such holdings are consistent with the Fund’s indexing strategy.

Response:	The Registrant confirms that the Fund will not principally invest in other ETFs.

COMMENT 29:	(Principal Investments – Operational Risks) “Operational Risks” is not identified as a Principal Risk in Item 4. Please reconcile.

Response:

The Registrant has revised the disclosure so that “Operational Risks” is included as a separate category following “Non-Principal Investments” in Item 9, rather than as part of the other risk disclosures.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

Cc:	Diana R. Podgorny, Esq. Meredyth Whitford-Schultz, Esq. Brett Strickland, Esq. Harbor ETF Trust Christopher P. Harvey, Esq. Dechert LLP

June 18, 2024 Page 20

June 18, 2024 Page 21

Appendix A

June 18, 2024 Page 22

Appendix B

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%

Distribution and Service (12b-1) Fees	0.00%

Other Expenses[1,2]	0.00%

Total Annual Fund Operating Expenses	0.29%
[1]

Pursuant to the Investment Advisory Agreement, the Advisor pays all of the operating expenses of the Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction- related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

[2]	“Other Expenses” are estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One Year	Three Years

$30	93